UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K/A-1

[X]   **ANNUAL REPORT UNDER TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
         For the fiscal year ended February 28, 2010

         OR

[   ]   **TRANSITIOINAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECUIRITIES EXCHANGE ACT OF 1934**
         For the transitional period from _____ to _____

Commission file number 000-53677

CYBER SUPPLY INC.
(Exact name of registrant as specified in its charter)

NEVADA	**68-0672900**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

151-1201 LaRose Ave.
Toronto, Ontario
Canada M9P 1B3
(Address of principal executive offices, including zip code.)

1-888-534-5869
(telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of exchange in which registered
None	**None**

Securities registered pursuant to section 12(g) of the Act:
Common Stock, par value $0.00001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act:
Yes [   ] No [X]

Indicate by check mark whether the registrant(1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 day. **Yes [X] No [   ]**

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). **Yes [   ]   No [   ]**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. **[   ]**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 if the Exchange Act.

Large Accelerated filer	**[ ]**	**Accelerated filer**	**[ ]**
Non-accelerated filer	**[ ]**	**Smaller reporting company**	**[X]**
(Do not check if a smaller reporting company)			

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). **Yes [X] No [   ]**

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of **February 28, 2010 is $112,014.**

As of May 4, 2011, the registrant had 6,301,700 shares issued and outstanding.

EXPLANATORY PARAGRAPH

This amendment is being filed to properly reflect the name of the independent registered public accounting firm of MaloneBailey, LLP and update the disclosure over our controls and procedures.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Cyber Supply Inc.
(A Development Stage Company)

February 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board Directors
Cyber Supply Inc.
(A development stage company)
Toronto, Ontario

We have audited the accompanying balance sheets of Cyber Supply Inc. as of February 28, 2010 and 2009 and the related statements of expenses, stockholders' equity (deficit), and cash flows for the years then ended and for the period from February 12, 2008 (inception) through February 28, 2010. These financial statements are the responsibility of Cyber Supply's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Cyber Supply is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Cyber Supply's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cyber Supply as of February 28, 2010 and 2009 and the results of its operations and cash flows for the years then ended and for the period from February 12, 2008 (inception) through February 28, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Cyber Supply will continue as a going concern. As discussed in Note 2 to the financial statements, Cyber Supply has not generated revenues and has accumulated losses since inception, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MALONEBAILEY, LLP

MALONEBAILEY, LLP
www.malonebailey.com
Houston, Texas

June 14, 2010

CYBER SUPPLY INC.
(A Development Stage Company)
BALANCE SHEETS

	February 28, 2010	February 28, 2009
ASSETS		
CURRENT ASSETS		
Cash & cash equivalents	$ 600	$ 41,178
TOTAL ASSETS	$ 600	$ 41,178
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES		
Due to stockholder	$ 1,454	$ -
TOTAL LIABILITIES	1,454	-
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred stock, 100,000,000 shares authorized, $0.00001 par value; none issued and outstanding	-	-
Common stock, 100,000,000 shares authorized, $0.00001 par value; 6,301,700 and 5,000,000 shares issued and outstanding	-	-
Respectively	63	63
Additional paid-in capital	112,014	112,014
Deficit accumulated during development stage	(112,931)	(70,899)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(854)	41,178
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 600	$ 41,178

The accompanying notes are an integral part of these financial statements.

CYBER SUPPLY INC.
(A Development Stage Company)
STATEMENTS OF EXPENSES

		Year Ended February 28, 2010		Year Ended February 28, 2009		Inception February 12, 2008 Through February 28, 2010
EXPENSES						
Consulting expense	$	27,440	$	42,830	$	70,270
Other General and administrative		3,092		1,059		4,161
Legal and accounting		11,500		12,000		38,500
TOTAL EXPENSES		42,032		55,889		112,931
NET LOSS	$	(42,032)	$	(55,889)	$	(112,931)
Net loss per common share						
Basic and diluted	$	(0.01)	$	(0.01)		N/A
Weighted average						
Common shares outstanding-						N/A
Basic and diluted		6,301,700		5,951,978		

The accompanying notes are an integral part of these financial statements.

CYBER SUPPLY INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
For the period from February 12, 2008 (inception) to February 28, 2010

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Stock issued for cash on February 12, 2008 at a price of $0.00001 per share	5,000,000	$ 50	$ -	$ -	$ 50
Net loss for the period ended, February 29, 2008	-	-	-	(15,010)	(15,010)
Balance, February 29, 2008	5,000,000	50	-	(15,010)	(14,960)
Offering Cost	-	-	(18,143)	-	(18,143)
Issuance of common stock for cash at $0.10 per share	1,301,700	13	130,157	-	130,170
Net Loss	-	-	-	(55,889)	(55,889)
Balance, February 28, 2009	6,301,700	$ 63	$ 112,014	$ (70,899)	$ 41,178
Net loss for the period ended, February 28, 2010	-	-	-	(42,032)	(42,032)
Balance, February 28, 2010	6,301,700	$ 63	$ 112,014	$ (112,931)	(854)

The accompanying notes are an integral part of these financial statements.

F-4

CYBER SUPPLY INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

	Year Ended February 28, 2010		Year Ended February 28, 2009		From February 12, 2008 (inception) to February 28, 2010
CASH FLOWS FROM OPERATING ACTIVITIES					
Net loss	$	(42,032)	$	(55,899)	$ (112,931)
Adjustments to reconcile net loss to net cash used in operating activities:					
Accounts Payable		1,454		-	1,454
Net cash used in operating activities		(40,578)		(55,899)	(111,477)
CASH FLOWS FROM FINANCING ACTIVITIES					
Payment to shareholder		-		(24,990)	-
Net proceeds from issuance of common stock		-		112,028	112,077
Net cash provided by financing activities		-		87,038	112,077
Net change in cash		40,578		31,139	-
Cash, beginning of period		41,178		10,039	600
Cash, end of period	$	600	$	41,178	$ 600
SUPPLEMENTAL CASHFLOW DISCLOSURES					
Interest paid	$	-			$ -
Income taxes paid	$	-			$ -

The accompanying notes are an integral part of these financial statements.

F-5

NOTE 1.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Cyber Supply Inc. was incorporated in Nevada on February 12, 2008 for the purpose of providing beauty products through an online distribution service.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Share. The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss adjusted on an "as if converted" basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the period ended February 28, 2010, there were no potentially dilutive securities outstanding.

Cash and Cash Equivalents. For purposes of the statement of cash flows, Cyber Supply considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes. Cyber recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. Cyber provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Recently Issued Accounting Pronouncements. Cyber Supply does not expect the adoption of recently issued accounting pronouncements to have a significant impact on their results of operations, financial position or cash flow.

NOTE 2.   GOING CONCERN

These financial statements have been prepared on a going concern basis, which implies Cyber will continue to meet its obligations and continue its operations for the next fiscal year. Realization value may be substantially different from carrying values as shown and these financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should Cyber be unable to continue as a going concern. As at February 28, 2010, Cyber has not generated revenues and has accumulated losses of $112,931 since inception. The continuation of Cyber as a going concern is dependent upon the continued financial support from its shareholders, the ability of Cyber Supply to obtain necessary equity financing to continue operations, and the attainment of profitable operations. These factors raise substantial doubt regarding Cybers' ability to continue as a going concern.

NOTE 3.   RELATED PARTY TRANSACTIONS

During the first quarter of fiscal 2009, the company repaid its president and sole director, Ms. Shostak, $24,990 for advances made to Cyber Supply from the prior year. The balance as of February 28, 2010 was $1,454, is unsecured, bears no interest and is payable on demand.

Ms. Shostak allows us to use approximately 100 square feet of her home for our operations on a rent free basis.

On May 15, 2010, Ms. Shostak loaned that Company $11,000 for expenses relating to this report. The loan is non interest bearing and due upon demand. There is no contract related to this loan.

NOTE 4.   COMMON STOCK

At inception, we sold 5,000,000 common shares to our sole officer and director for $50 and during fiscal 2008, Cyber Supply sold 1,301,700 common shares to investors for total proceeds of $130,170 (before issuance costs of $18,143) in our public offering.

NOTE 5.   INCOME TAXES

Cyber uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. During fiscal 2010, Cyber incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved.

The cumulative net operating loss carry-forward is $112,931 at February 28, 2010, and will begin to expire in the year 2028.

At February 28, 2010 and 2009, deferred tax assets consisted of the following:

Deferred Tax Assets and Liabilities:

Net operating loss carryforwards	$ 22,487	$ 8,196
Valuation allowance	(22,487)	(8,196)
Net deferred tax assets	$ -	$ -

NOTE 6 - SUBSEQUENT EVENTS

On May 15, 2010, Ms. Shostak loaned the Company $11,000 for expenses relating to this report. The loan is unsecured, non interest bearing and due upon demand. There is no contract related to this loan.

ITEM 9A.   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. We conducted an evaluation (the "Evaluation"), under the supervision and with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures ("Disclosure Controls") as of the end of the period covered by this report pursuant to Rule 13a-15 of the Exchange Act. Based on this Evaluation, our CEO and CFO concluded that our Disclosure Controls were not effective because of the identification of a material weakness in our internal control over financial reporting which is identified below, which we view as an integral part of our disclosure controls and procedures.

The material weakness relates to the monitoring and review of work performed by our limited accounting staff in the preparation of financial statements, footnotes and financial data provided to our independent registered public accounting firm in connection with the annual audit. More specifically, the material weakness in our internal control over financial reporting is due to the fact that:

- The Company lacks proper segregation of duties. We believe that the lack of proper segregation of duties is due to our limited resources.
- The Company does not have a comprehensive and formalized accounting and procedures manual.

Limitations on the Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our Disclosure Controls and internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management or board override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CEO and CFO Certifications

Certifications of our Chief Executive Officer and the Chief Financial Officer are filed as exhibits to this annual report on Form 10-K. These certifications are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 (the Section 302 Certifications). Item 9A of this annual report on Form 10-K, which you are currently reading is the information concerning the Evaluation referred to in the Section 302 Certifications and this information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of February 28, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on our assessment, as of February 28, 2010, the Company's internal control over financial reporting were ineffective.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting during the fiscal year ended February 28, 2010 that have affected, or are reasonably likely to affect, our internal control over financial reporting.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit No. Document Description	Incorporated by reference			Filed herewith
	Form	Date	Number	
3.1 Articles of Incorporation.	S-1	04/25/08	3.1	
3.2 Bylaws.	S-1	04/25/08	3.2	
4.1 Specimen Stock Certificate.	S-1	04/25/08	4.1	
14.1 Code of Ethics.	10-K	05/21/09	14.1	
31.1 Certification pursuant to Rule 13a-15(e) and 15d-15(e), promulgated under the Securities and Exchange Act of 1934, as amended.				X
32.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
99.1 Subscription Agreement	S-1	04/25/08	99.1	
99.2 Audit Committee Charter.	10-K	05/21/09	99.2	
99.3 Disclosure Committee Charter.	10-K	05/21/09	99.3	

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Amended Form 10-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, Canada, on this 5th day of May, 2011.

CYBER SUPPLY INC.

BY: <u>MARIA SHOSTAK</u>
Maria Shostak, President, Principal Executive
Officer, Treasurer, Principal Financial Officer,
Principal Accounting Officer, and sole member of
the Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the Registrant and in the capacities.

Signature	Title	Date
<u>MARIA SHOSTAK</u> Maria Shostak	President, Principal Executive Officer, Treasurer, Principal Accounting Officer, Principal Financial Officer, and Sole Member of the Board of Directors	May 5, 2011

EXHBIT INDEX

Exhibit No. Document Description		Incorporated by reference			Filed herewith
		Form	Date	Number	
3.1	Articles of Incorporation.	S-1	04/25/08	3.1	
3.2	Bylaws.	S-1	04/25/08	3.2	
4.1	Specimen Stock Certificate.	S-1	04/25/08	4.1	
14.1	Code of Ethics.	10-K	05/21/09	14.1	
31.1	Certification pursuant to Rule 13a-15(e) and 15d-15(e), promulgated under the Securities and Exchange Act of 1934, as amended.				X
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
99.1	Subscription Agreement	S-1	04/25/08	99.1	
99.2	Audit Committee Charter.	10-K	05/21/09	99.2	
99.3	Disclosure Committee Charter.	10-K	05/21/09	99.3	